===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                   RULE 13D-2

                               (AMENDMENT NO. 10)

                              ATLANTIC REALTY TRUST

                                (NAME OF ISSUER)

         COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)


                                   048798-10-2
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                                 (CUSIP Number)

                                  MILTON COOPER
                            KIMCO REALTY CORPORATION
                             3333 NEW HYDE PARK ROAD
                          NEW HYDE PARK, NY 11042-0020
                                 (516) 869-9000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 AUGUST 3, 2004
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: /__/.

                         (Continued on following pages)
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                               (Page 1 of 8 Pages)

CUSIP No. 048798-10-2                                         Page 2 of 8 Pages


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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Kimco Realty Corporation

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)/__/

                                                          (b)/__/
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
                                                                     /__/
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
------------------- ------ ---------------------------------------------- -----
    Number of               7. SOLE VOTING POWER
       Shares                  355,498
                    ------ ---------------------------------------------- -----
   Beneficially            8.  SHARED VOTING POWER
     Owned By                  962,289
                    ------ ---------------------------------------------- -----
       Each                9.  SOLE DISPOSITIVE POWER
    Reporting                  355,498
                    ------ ---------------------------------------------- -----
   Person With             10. SHARED DISPOSITIVE POWER
                               962,289
------------------- ------ ---------------------------------------------- -----
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,317,787
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            /__/

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         37.0%

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14.      TYPE OF REPORTING PERSON REPORTING

         CO
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

CUSIP No. 048798-10-2                                         Page 3 of 8 Pages

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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Kimco Realty Services, Inc.

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)/__/

                                                          (b)/__/
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         WC, AF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
                                                                       /__/
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------- ------ ---------------------------------------------- -----
    Number of              7.  SOLE VOTING POWER
      Shares                   none
                    ------ ---------------------------------------------- -----
   Beneficially            8.  SHARED VOTING POWER
     Owned By                  962,289
                    ------ ---------------------------------------------- -----
       Each                9.  SOLE DISPOSITIVE POWER
    Reporting                  none
                    ------ ---------------------------------------------- -----
   Person With             10. SHARED DISPOSITIVE POWER
                               962,289
------------------- ------ ---------------------------------------------- -----
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         962,289
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                      /__/
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         27.0%

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14.      TYPE OF REPORTING PERSON REPORTING

         CO
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


CUSIP No. 048798-10-2                                         Page 4 of 8 Pages
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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Milton Cooper
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)/__/

                                                          (b)/__/
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
------------------- ------ ---------------------------------------------- -----
    Number of              7.  SOLE VOTING POWER
      Shares                   29,824
                    ------ ---------------------------------------------- -----
   Beneficially            8.  SHARED VOTING POWER
     Owned By                  3,127
                    ------ ---------------------------------------------- -----
       Each                9.  SOLE DISPOSITIVE POWER
    Reporting                  29,824
                    ------ ---------------------------------------------- -----
   Person With             10. SHARED DISPOSITIVE POWER
                               3,127
------------------- ------ ---------------------------------------------- -----
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         32,951
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                            /__/

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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .9%

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14.      TYPE OF REPORTING PERSON REPORTING

         IN
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


            This Amendment No. 10 amends and supplements the Schedule 13D filed on May 24, 1996, and amended on July 3, 1996, by Kimco Realty Corporation, a Maryland corporation ("Kimco"), and Milton Cooper and further amended on May 15, 1997, June 10, 1997, April 30, 1998, September 20, 1999, August 10, 2000,
August 23, 2000, August 9, 2001, and January 31, 2003 by Kimco, Milton Cooper and Kimco Realty Services, Inc., a Delaware corporation ("Services") (as amended, the "Schedule 13D"), relating to the common shares of beneficial interest, par value $.01 per share (the "Shares"), of Atlantic Realty Trust, a Maryland corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the
Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

ITEM 2.  IDENTITY AND BACKGROUND.

            Information with respect to the executive officers and directors of Kimco and Services, other than Mr. Cooper, required by Instruction C of Schedule 13D is set forth on Schedule I hereto and incorporated herein by reference.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

                  On August 3, 2004, Services entered into a Purchase and Sale Agreement (the "FUR Purchase and Sale Agreement") with First Union Real Estate Equity and Mortgage Investments, an Ohio Business Trust ("FUR") pursuant to which Services agreed to purchase 183,085 Shares held by First Union (the "First Union Shares") for consideration of $3,112,445 in cash, and a Purchase and Sale Agreement (the "Ashner Purchase and Sale Agreement") with Michael Ashner and Susan Ashner ("Ashner"), pursuant to which Services agreed to purchase 52,065 Shares held by Ashner (the "Ashner Shares" and together with the First Union Shares, the "Purchased Shares") for consideration of $885,105 in cash. In connection with the purchase of the Purchased Shares, on August 3, 2004, the Company entered into an amendment to the Third Amended and Restated Standstill Agreement with the Reporting Persons (the "Third Amended and Restated Standstill Agreement"), to permit the Reporting Persons and their Affiliated Persons to acquire up to 39.61% of the issued and outstanding Shares; provided, however, any increase in Kimco's or their Affiliated Person's ownership of Restricted Securities in excess of 33% of the total number of shares that are issued and outstanding shall be limited to the acquisition of shares from First Union or Ashner in a privately negotiated purchase. All other terms and conditions of the original Standstill Agreement, as previously amended by the Second Amended and Restated Standstill Agreement, remain in effect as previously disclosed. The above descriptions of the FUR Purchase and Sale Agreement, the Ashner Purchase and Sale Agreement and the Third Amended and Restated Standstill Agreement are qualified in their entirety by reference to the full text of such agreements, which are being filed as Exhibits 99.1, 99.2 and 99.3 hereto and are each incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) Kimco beneficially owns 1,317,787 Shares (which includes all of the Shares owned by Services, all of whose outstanding voting common stock is owned by Kimco), or approximately 37.0% of the outstanding Shares, and Services beneficially owns an aggregate of 962,289 Shares, or approximately 27.0% of the outstanding Shares (based on 3,561,553 Shares reported by the Company to be outstanding as of May 7, 2004, in the Company's Quarterly Report on Form 10-Q for the Period Ended March 31, 2004).

             Mr. Cooper beneficially owns 32,951 Shares, or approximately
..9% of the outstanding Shares, of which 2,012 Shares are held through IRA accounts, and 3,127 Shares are held by a trust for Adam Kimmel, the son of Martin S. Kimmel (the "Kimmel Trust"), for which Mr. Cooper serves as a trustee. Such holdings do not include an aggregate of 6,050 Shares held by Mr. Cooper's adult children or their spouses, an aggregate of 2,979 Shares held by nine trusts for the benefit of Mr. Cooper's grandchildren, for which certain of such adult children serve as trustees, or 3,750 Shares held by CLS General Partnership Corporation (a Delaware corporation which serves as the general partner of Power Test Investors Limited Partnership, a New York limited partnership), of which Mr. Cooper is a stockholder and serves as secretary and a director, as to all of which Shares Mr. Cooper disclaims beneficial ownership.

            Except as set forth herein, each of the Reporting Persons disclaims beneficial ownership of any Shares beneficially owned by any other person described in this Item 5(a) or on Schedule I to the Schedule 13D.

            (b) Each Reporting Person has sole power to vote, or direct the vote, and to dispose or direct the disposition of, all Shares reported as beneficially owned by it or him, except that, (i) Kimco, by reason of its ownership of all of Services' voting common stock, shares the power to direct the vote or the disposition of all Shares reported as beneficially owned by Services and (ii) with respect to the 3,127 Shares held by the Kimmel Trust, Mr. Cooper shares such power with the other trustee.

            (c) The response to Item 4 is incorporated herein by reference.

            (d) No person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons, except that, with respect to the Shares owned by the Kimmel Trust, such Trust and the trustee thereof who shares such power with Mr. Cooper.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The response to Item 4 is incorporated herein by reference.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

            Exhibit 99.1.     FUR Purchase and Sale Agreement.

            Exhibit 99.2      Ashner Purchase and Sale Agreement.
            Exhibit 99.3      Third Amended and Restated Standstill Agreement.

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                             KIMCO REALTY CORPORATION



                                             By:  /s/ Milton Cooper
                                                --------------------------------
                                                Name: Milton Cooper
                                                Title: Chairman and Chief
                                                       Executive Officer

                                             KIMCO REALTY SERVICES, INC.


                                             By:  /s/ Milton Cooper
                                                --------------------------------
                                                Name: Milton Cooper
                                                Title: President


                                                  /s/ Milton Cooper
                                             -----------------------------------
                                             Milton Cooper
            August 3, 2004

                                  Exhibit Index


Exhibit 99.1 Purchase and Sale Agreement dated as of August 3, 2004 between First Union Real Estate Equity and Mortgage
             Investments and Kimco Realty Services, Inc.

Exhibit 99.2 Purchase  and Sale  Agreement  dated as of August 3, 2004  between
             Michael  Ashner,  Susan  Ashner and Kimco  Realty
             Services, Inc.

Exhibit 99.3 Third Amended and Restated  Standstill  Agreement as of August 3,
             2004 between  Atlantic  Realty Trust,  Kimco Realty
             Corporation, Kimco Realty Services, Inc. and Milton Cooper.

                                   SCHEDULE I

            Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of Kimco and Services, other than Milton Cooper. Unless otherwise indicated, the current business address of each person is c/o Kimco, 3333 New Hyde Park Road, Suite 100, New Hyde Park, NY 11041-0020. Each such person is a citizen of the United States of America.

1. Executive Officers & Directors of Kimco.

Name                         Principal Occupation or Employment   Shares Benefi-
                                                                  cially
                                                                  Owned (1)

Martin S. Kimmel             Director of Kimco and Services,        10,487(2)
                             Chairman (Emeritus) of the Board of
                             Directors of Kimco and Services

Michael J. Flynn             Vice Chairman of the Board of          0
                             Directors of Kimco and Services,
                             President of Kimco and Chief
                             Operating Officer of Kimco and
                             Services

Richard G. Dooley            Director of Kimco;  From 1993 to       0
129 The Laurels              2003 consultant to, and from 1978 to
Enfield, CT 06082            1993, Executive Vice President and
                             Chief Investment Officer of
                             Massachusetts Mutual Life Insurance
                             Company.

Joe Grills                   Director of Kimco; Chief Investment    0
11478 Twin Mountains Road    Officer for the IBM Retirement
Rapidan, VA 22733            Funds, 1986-1993

Frank Lourenso               Director of Kimco; Executive Vice      0
c/o The Chase Manhattan Bank President of J.P. Morgan
1166 Avenue of the Americas
New York, NY 10036

F. Patrick Hughes            Director of Kimco, President, Hughes   0
907 Rolandvue Rd.            & Associates, LLC since October
Baltimore, MD  21204         2003. Previ-
                             ously served as Chief
                             Executive Officer, President and
                             Trustee of Mid-Atlantic Realty Trust
                             from its formation in 1993 to 2003.

Richard Saltzman             Director of Kimco, President, Colony   0
262 Central Park West        Capital LLC, ("Colony") since May
New York, New York 11024     2003. Prior to joining Colony,
                             Managing Director and Vice Chairman of
                             Merrill Lynch's investment banking
                             division since 2001 and held various
                             positions at Merrill Lynch for more
                             than five years prior to that time.

Thomas A. Caputo             Executive Vice President of Kimco      0

Glenn G. Cohen               Vice President and Treasurer of        0
                             Kimco and Services

Ray Edwards                  Vice President of Kimco and Services   0

Jerald Friedman              Executive Vice President of Kimco      0
                             and Services

David Henry                  Director and Chief Investment          0
                             Officer of Kimco and
                             Services

Bruce M. Kauderer            Vice President, Legal and Secretary    0
                             of Kimco and Services

Michael V. Pappagallo        Vice President, Chief Financial        0
                             Officer of Kimco and Services

(1) All of such Shares were received in the Distribution and no consideration was paid therefor.

(2) Does not include 14,135 Shares beneficially owned by Mr. Kimmel's wife or 3,127 by a trust for the benefit of Mr. Kimmel's son, for which Mr. Cooper serves as trustee, as to which Mr. Kimmel disclaims beneficial interest. Such Shares were received in the Distribution and no consideration was paid therefor.